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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                                 (RULE 13D-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13D-1(B), (C) AND (D) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 2)*


                         THE ESTEE LAUDER COMPANIES INC.
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                                (NAME OF ISSUER)


           CLASS A COMMON STOCK,                              518439 10 4
         PAR VALUE $.01 PER SHARE
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      (TITLE OF CLASS OF SECURITIES)                         (CUSIP NUMBER)


                                DECEMBER 31, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

[ ] RULE 13D-1(B)
[ ] RULE 13D-1(C)
[X] RULE 13D-1(D)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 9 Pages
                         Exhibit Index Appears on Page 8

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NYFS11...:\90\44090\0009\2579\SCH1088Y.04C

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CUSIP No.               518439 10 4                     13G                   Page 2 of 9
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       1          NAME OF REPORTING PERSONS:           IRA T. WENDER


                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                  (ENTITIES ONLY):
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       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
                                                                                           (A) [_]
                                                                                           (B) [X]
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       3          SEC USE ONLY

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       4          CITIZENSHIP OR PLACE OF              UNITED STATES OF AMERICA
                  ORGANIZATION:

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      NUMBER OF           5    SOLE VOTING POWER:               2,700,000
        SHARES
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     BENEFICIALLY         6    SHARED VOTING POWER:                --
       OWNED BY
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         EACH             7    SOLE DISPOSITIVE POWER:          2,700,000
       REPORTING
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     PERSON WITH          8    SHARED DISPOSITIVE POWER:       12,666,243

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       9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY       15,366,243
                  EACH REPORTING PERSON:

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       10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:*
                  ** SEE ITEM 4                                                              [X]
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       11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                    22.2%

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       12         TYPE OF REPORTING PERSON:            IN
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*        SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  IDENTITY OF ISSUER

        (a)         The name of the issuer is The Estee Lauder Companies Inc.
                    (the "Issuer").

        (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

ITEM 2.  IDENTITY OF PERSON FILING

        (a) - (c)   This report is being filed by Ira T. Wender with a business address of 1133 Avenue of the Americas, New York, New York
                    10036 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

        (d) - (e)   This report covers the Issuer's Class A Common Stock, par
                    value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

ITEM 3.

        Not Applicable.

ITEM 4. OWNERSHIP

        (a) As of December 31, 1998, the Reporting Person beneficially owned 15,366,243 shares of Class A Common Stock as follows:
                    (i) 4,640,548 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust, (ii) 7,692 shares of Class A Common Stock and 1,923,077, shares of Class B Common Stock held indirectly as a co- trustee of The 1995 Estee Lauder LAL Trust and as a co-trustee of The 1995 Estee Lauder RSL Trust, each of which trusts are general partners of Lauder & Sons L.P., which owns the shares, and (iii) 2,700,000 shares of Class A Common Stock held indirectly as sole trustee of The RSL 4201 Trust. The Reporting Person disclaims beneficial ownership of all such shares. The Shares of Class A Common Stock beneficially owned by the Reporting Person exclude 2,000 shares of Class A Common Stock owned by his spouse, for which the Reporting Person disclaims beneficial ownership. The 2,700,000 shares of Class A Common Stock held indirectly as sole trustee of The RSL 4201 Trust are not subject to the Stockholders' Agreement (as defined below).

                    In June 1998, The Estee Lauder 1994 Trust entered into a forward purchase agreement (the "Contract") with the Estee Lauder Automatic Common Exchange Security Trust, a trust not affiliated with the Reporting Person, The Estee Lauder 1994 Trust or the Issuer (the "TRACES Trust"), relating to the disposition by The Estee Lauder 1994 Trust to the TRACES Trust of not fewer than 1,335,805 nor more than 1,603,030 shares of Class A Common Stock held by The Estee Lauder 1994 Trust on June 5, 2001 (the "Exchange Date"). The precise number of shares to be delivered by The Estee Lauder 1994 Trust to the TRACES Trust will be determined in accordance with the Contract as of the Exchange Date. Until such



                             Page 3 of 9 Pages
                    delivery, all 1,603,030 shares of Class A Common Stock continue to be included in the total for The Estee Lauder 1994 Trust.

                    In June 1998, The RSL 4201 Trust entered into a forward purchase agreement (the "4201 Contract") with the TRACES Trust relating to the potential disposition by The RSL 4201 Trust to the TRACES Trust of not fewer than 2,225,000 nor more than 2,700,000 shares of Class A Common Stock held by The RSL 4201 Trust on June 5, 2001 (subject to extension and subsequent acceleration) (the "4201 Exchange Date"). Subject to the right of The RSL 4201 Trust described in the next sentence, the precise number of shares to be delivered by The RSL 4201 Trust to the TRACES Trust will be determined in accordance with the 4201 Contract as of the Exchange Date. The RSL 4201 Trust has the right to elect to pay cash upon settlement of the 4201 Contract in lieu of delivering shares. Until there is delivery of the shares to the TRACES Trust (or any other disposition thereof), all 2,700,000 shares of Class A Common Stock continue to be included in the total for The RSL 4201 Trust.

        (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 15,366,243 shares of Class A Common Stock, which would constitute 22.2% of the number of shares of Class A Common Stock outstanding.

                    Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 2,700,000 shares of Class A Common Stock for which the Reporting Person has voting power would constitute 0.4% of the aggregate voting power of the Issuer.

        (c)         The Reporting Person shares dispositive power with Leonard
                    A. Lauder and Ronald S. Lauder, as co-trustees of The Estee Lauder 1994 Trust, with respect to the 4,640,548 shares of Class A Common Stock and the 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The Reporting Person shares dispositive power with respect to the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares dispositive power with Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) the Reporting Person shares dispositive power with Richard D. Parsons, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is



                             Page 4 of 9 Pages
                    a general partner of Lauder & Sons L.P.; and (iv) the Reporting Person shares dispositive power with Joel S. Ehrenkranz, as a co-trustee of the 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Reporting Person as sole trustee of The RSL 4201 Trust has sole dispositive power with respect to the 2,700,000 shares of Class A Common Stock owned by The RSL 4201 Trust.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Leonard A. Lauder and Ronald S. Lauder, as co-trustees and beneficiaries of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 5,405,548 shares of Class A Common Stock and the 4,640,548 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Leonard A. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (iii) Richard D. Parsons, as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iv) Joel S. Ehrenkranz, as a co-trustee of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The beneficiaries of the RSL 4201 Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,700,000 shares of Class A Common Stock owned by the RSL 4201 Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.




                             Page 5 of 9 Pages

        The shares owned by The RSL 4201 Trust are not subject to the Stockholders' Agreement.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not Applicable.

ITEM 10. CERTIFICATION

        Not Applicable.













                             Page 6 of 9 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 11, 1999                       /s/ Ira T. Wender
                                              ----------------------------
                                              Ira T. Wender













                             Page 7 of 9 Pages

                                 EXHIBIT INDEX
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Exhibit A         --         List of Parties to the Stockholders' Agreement
















                             Page 8 of 9 Pages